GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

03 JUL -1 AM 7:21



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司



03024232

Our Ref : GCSS-EL/1283/03/LTR

27 June 2003

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 25 June 2003 (*Transfer of 53.075% Equity Interest in Target Realty Limited to Certain Subsidiaries of City Developments Limited*);
- 26 June 2003 (*Miscellaneous Additional Information on the Transfer of 53.075% Equity Interest in Target Realty Limited to Certain Subsidiaries of City Developments Limited*).

Yours faithfully,

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877

MASNET No. 51 OF 25.06.2003
Announcement No. 51

CITY DEVELOPMENTS LIMITED

Transfer of 53.075% Equity Interest in Target Realty Limited to Certain Subsidiaries of City Developments Limited

The Board of Directors of City Developments Limited ("**CDL**" or the "**Company**") wishes to announce that the Company has entered into a Share Transfer Agreement dated 25 June 2003 (the "**Agreement**") pursuant to which 120,409,779 ordinary shares of $0.05 each in the capital of Target Realty Limited ("**TRL**") ("**TRL Shares**"), representing 53.075% of TRL's issued share capital, will be transferred from Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**") and certain of its subsidiaries, including Hong Leong Holdings Limited ("**HLH**") and Hong Realty (Private) Limited ("**HR**") (collectively, the "**Transferors**") to certain subsidiaries of CDL (CDL and its subsidiaries collectively referred to as the "**CDL Group**") (the "**Transfer**"), subject to the terms of the Agreement.

At present, the CDL Group has a 2.419% equity interest in TRL. The Transfer, if completed, will raise the CDL Group's total equity interest in TRL to 55.493%, resulting in CDL becoming a controlling shareholder of TRL. Consequent to the Transfer and the issue of Consideration Shares (as further described below), the HLIH group of companies' aggregate interest in CDL will rise from 48.211% (based on the existing issued share capital of CDL) to 49.196% (based on the enlarged issued share capital of CDL) while the HLIH group of companies' separate interest in TRL (excluding the CDL Group's interest of 55.493%) will be reduced to nil.

Consideration

The Transfer will entail the exchange of 120,409,779 TRL Shares ("**Transfer Shares**") for the issue of 15,536,746 new ordinary shares of $0.50 each in the capital of CDL ("**Consideration Shares**"), representing 1.940% of CDL's existing issued share capital or 1.903% of CDL's enlarged share capital immediately following the issue of the Consideration Shares.

The aggregate consideration for the Transfer is $72,245,867.40 which is equivalent to $0.60 for each Transfer Share. The consideration represents:-

(a) a premium of 25.0% over the last transacted price of TRL Shares on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") of $0.48 on 25 June 2003, being the date on which the Agreement was signed;

(b) a premium of 33.3% over the volume-weighted average closing price of $0.45 of TRL Shares on the SGX-ST for the 10 market days up to and including the date of the Agreement;

(c) a premium of 36.4% over the unaudited net tangible assets ("**NTA**") per TRL Share as at 31 March 2003 of $0.44, as set out in TRL's results announcement for the first quarter ended 31 March 2003;

(d) a premium of 36.4% over the audited NTA per TRL Share as at 31 December 2002 of $0.44, as set out in TRL's annual report for the financial year ended 31 December 2002 ("**FY 2002**"); and

(e) a price-earnings multiple of 127.9 times, based on the audited consolidated profit after tax of TRL for FY 2002.

The issue price for each Consideration Share of $4.65 is based on the volume-weighted average closing price of CDL shares on the SGX-ST for the 10 market days up to and including the date of the Agreement.

The Consideration Shares will, on issue, be credited as fully paid-up and shall rank *pari passu* in all respects with the existing ordinary shares of CDL as at the completion of the Transfer.

Conditions Precedent

The Transfer is conditional upon the following:-

(a) the approval in-principle of the SGX-ST having been obtained by CDL for the listing and quotation on the SGX-ST, *inter alia*, of the Consideration Shares and the New CDL Shares that may be issued under the Offer, if made (as described in the section entitled "Potential General Offer Obligation for TRL" below);

(b) the issue of the Consideration Shares not resulting in any of the Transferors or their concert parties being obliged to make a take-over offer for CDL;

(c) title to the properties owned by TRL being properly deduced, in good order and free from encumbrances, and replies to legal requisitions sent in respect of such properties not revealing any matter that would materially and adversely affect the use or value of any of the properties; and

(d) all necessary approvals and consents of any relevant third parties (including without limitation any governmental and regulatory authority or body) for the transfer of the Transfer Shares by the Transferors under the Agreement having been obtained.

If any of these conditions shall not be fulfilled or waived by the relevant party by 29 August 2003 (or such later date as the parties may agree), the Agreement shall lapse and no party shall have any claim against any of the others save as may be provided in the Agreement, provided that none of the above conditions shall be invoked unless (a) CDL has, where applicable, demonstrated reasonable efforts to fulfil the conditions by the date mentioned above, and (b) the circumstances that give rise to the right to invoke the relevant condition are material in the context of the Transfer.

HLIH being the controlling shareholder of CDL, and HLH and HR being associates of the controlling shareholder of CDL, are deemed to be interested persons of CDL under Chapter 9 of the SGX-ST Listing Manual. HLIH is also considered by the Directors of CDL to be the immediate and ultimate holding company of CDL. However, the Transfer will not be subject to the approval of the minority shareholders of CDL as the value of the Transfer, which amounts to approximately $72.2 million (computed by multiplying the number of Transfer Shares by $0.60), represents only 1.9% of the audited consolidated net tangible assets of CDL as at 31 December 2002, and therefore falls below the 5% threshold provided under Chapter 9 of the SGX-ST Listing Manual.

Information on the Transferors

HLIH was incorporated in Singapore on 14 April 1948 as an investment holding company. As at the date of this Announcement, it has an authorised share capital of $50,000,000 divided into 500,000 ordinary shares of $100 each, of which 140,000 ordinary shares of $100 each have been issued and are fully paid-up.

Kwek Holdings Pte Ltd ("**KH**"), which is owned by certain members of the Kwek family, has a shareholding interest of 49% in HLIH. The remaining 51% interest in HLIH is held by certain members of the Kwek family.

The other Transferors are HLH, HR, SGI Investment Holdings Pte Ltd, Hong Leong Corporation Holdings Pte Ltd, Hong Leong Enterprises Pte. Ltd., Garden Estates (Pte.) Limited, Gordon Properties Pte. Limited and Welkin Investments Pte Ltd, which are all subsidiaries of HLIH.

Information on TRL

TRL was incorporated in Singapore on 12 May 1966 as a public limited company under the name of Hong Leong Finance Limited ("**HLF**"). HLF has been listed on the SGX-ST since 1969, and HLF and its subsidiaries were principally involved in the financing business, investment trading and holding, and provision of nominee services.

On 1 September 2001, pursuant to the merger of the finance business undertakings of HLF with that of Singapore Finance Limited, and the reorganisation of their non-core financial assets, Singapore Finance Limited (which has since been renamed Hong Leong Finance Limited) became an enlarged finance company, while the re-structured HLF (which has since been renamed TRL) became a holding company for the non-core property assets.

A brief description of the five principal properties presently held by the TRL group is set out below:-

Description	*Approximate net lettable area[1] (sq ft)*
21-storey office building at 138 Robinson Road on freehold land	113,608
Warehouse building with ancillary office space at 100-G Pasir Panjang Road on freehold land	54,751
Units in a 6-storey office-cum-shopping complex at 470 North Bridge Road on 999-year leasehold land	38,524
7-storey office building at 144 Robinson Road on freehold land	20,436
6-storey office building at 230 Jalan Besar on freehold land	15,771
Total	**243,090**

Note:

1. *The information on net lettable area is extracted from the HLF circular to shareholders dated 20 June 2001 ("**Circular**").*

TRL has an authorised share capital of $425,000,000 divided into 8,500,000,000 shares of $0.05 each, of which 226,869,326 shares of $0.05 each have been issued and are fully paid-up.

The proforma consolidated results and financial position of TRL for the financial year ended 31 December 2000 ("**FY 2000**"), and the audited consolidated results (from continuing operations) and financial position of TRL for the financial year ended 31 December 2001 ("**FY 2001**") and FY 2002 are summarised below:-

$'000	Proforma	<------------ Audited	------------->
	FY 2000	FY 2001	FY 2002
Turnover	8,499	6,861	6,968
Profit before tax	5,991	3,983	1,972
Profit after tax but before minority interests	4,290	2,992	1,064
Net tangible assets	95,339	98,968	100,032

Notes:-

1. *In the table above, the proforma financial information has been extracted from the Circular, while the audited information has been extracted from TRL's annual report for FY 2002.*

2. *The proforma figures for FY 2000 include the effect of rental income from the three properties that were acquired from Singapore Finance Limited and notional rental income from premises retained in HLF.*

Rationale for the Transfer

The principal activities of the CDL Group are those of property developers and owners, investment holding, hotel owners and operators, club operator, investment in properties and in shares, property management, project management and consultancy services, and provider of information technology and procurement services.

CDL is increasing its stake in TRL (via the Transfer) as the Transfer enables CDL to, *inter alia*, acquire a controlling interest in a listed property company at a discount to the open market valuation of the underlying property assets, and CDL is of the view that some of the five principal properties of TRL have good potential for future development. The Transfer will position CDL to tap the redevelopment potential of these properties at the appropriate stage of the property market cycle. By acquiring a controlling stake in TRL, CDL will have a direct interest in, and will benefit from, any return arising upon the redevelopment of these properties.

In addition, TRL benefits from a relatively strong balance sheet, in that it owns five income generating properties with no bank indebtedness.

Financial Effects

The Transfer will entail the issue of the Consideration Shares to the Transferors, representing 1.940% of the existing issued share capital of CDL or 1.903% of CDL's enlarged issued share capital immediately following the issue of the Consideration Shares.

Based on the consolidated earnings and net assets of the CDL Group for the financial year ended 31 December 2002, the Transfer is not expected to have any material impact on the earnings per share, net assets per share or gearing of CDL.

Potential General Offer Obligation for TRL

In the event that the conditions precedent are satisfied, CDL Group's equity interest in TRL will increase from 2.419% to 55.493% upon the completion of the Transfer.

In such event, CDL and parties acting in concert with it will be required to make a mandatory

unconditional general offer ("**Offer**") for all the remaining TRL Shares in issue other than TRL Shares already held at the date of the Offer by CDL, its related corporations or the respective nominees of CDL or its related corporations (the "**Offer Shares**"), in compliance with Rule 14.1 of the Singapore Code on Takeovers and Mergers ("**Code**"). Based on information available at the date of this Announcement, the Offer will be made on the following basis:-

EITHER
For each Offer Share: **$0.60** in cash ("**Cash Alternative**");
OR
For each Offer Share: **0.13** new ordinary share of $0.50 each in the capital of CDL (each a "**New CDL Share**") ("**Share Alternative**")

For the purpose of the Offer, fractions of a New CDL Share will not be issued to any holder of Offer Shares who accepts the Offer and selects the Share Alternative.

A separate announcement will be made if and when the Offer for TRL is triggered.

Financial Adviser

The Development Bank of Singapore Ltd has been appointed as financial adviser to CDL in respect of the Transfer.

Interests of Directors and Controlling Shareholders in relation to the Transfer

HLIH, HLH and HR, who are parties to the Transfer, are substantial shareholders of CDL. KH has a 49% equity interest in HLIH and is therefore also a substantial shareholder of CDL and accordingly, is deemed to be interested in the Transfer.

Certain Directors of CDL, namely Mr Kwek Leng Beng, Mr Kwek Leng Joo and Mr Kwek Leng Peck, are deemed to have an interest in the Transfer by virtue of their directorships and shareholding interests in KH, HLIH, HLH and HR. Mr Tan I Tong and Mr Chow Chiok Hock have shareholding interests in HLH and are thus also deemed to have an interest in the Transfer. Mr Ong Pang Boon is also deemed to have an interest in the Transfer by virtue of his directorship in HLH. These Directors have abstained from voting at the meeting of the Board of Directors of CDL convened to review and approve the Transfer.

Save as disclosed above, none of the Directors has, and the Company has not received notification from any of its controlling shareholders that it has, any interest, direct or indirect, in the Transfer.

Audit Committee Statement

Members of the Audit Committee present in Singapore on the date of this Announcement, namely Mr Chee Keng Soon and Mr Tang See Chim, are of the view that the Transfer is on normal commercial terms and is not prejudicial to the interests of CDL and its minority shareholders.

Document Available for Inspection

The Agreement is available for inspection at the registered office of the Company at 36 Robinson Road #04-01 City House Singapore 068877 during office hours for 3 months after the date of this Announcement.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

25 June 2003
Singapore

Submitted by Enid Ling Peek Fong, Company Secretary on 25/06/2003 to the SGX

MASNET No. 24 OF 26.06.2003
Announcement No. 24

CITY DEVELOPMENTS LIMITED

Miscellaneous Additional Information on the Transfer of 53.075% Equity Interest in Target Realty Limited to Certain Subsidiaries of City Developments Limited

We refer to the announcement issued by City Developments Limited ("CDL" or the "Company") yesterday, 25 June 2003, on the Transfer. Capitalised terms used in this Announcement have the same meanings as those defined in our announcement dated 25 June 2003.

We are pleased to set out some miscellaneous additional information:-

1. In the event that the conditions precedent to the Transfer are satisfied and CDL and parties acting in concert with it are required to make the Offer, and assuming that all holders of the Offer Shares accept the Offer and select the Share Alternative, the maximum number of New CDL Shares to be issued will be 13,126,434 representing 1.639% of the existing issued share capital of CDL, and 1.582% of the enlarged share capital of CDL immediately following the Transfer and the Offer. The aggregate of the Consideration Shares and the maximum number of New CDL Shares which may be issued will be 28,663,180 representing 3.578% of the existing issued share capital of CDL, and 3.455% of the enlarged share capital of CDL immediately following the Transfer and the Offer.

2. The Consideration Shares and New CDL Shares (if any) will be issued pursuant to the share issue mandate specified in Rule 806 of the SGX-ST Listing Manual. Shareholders of CDL have, by an ordinary resolution passed at the Annual General Meeting of the Company held on 29 May 2003, given a general mandate to the Directors to issue shares in the Company. Under the general mandate, the Directors have the authority to issue shares in CDL provided the aggregate number of shares to be issued does not exceed 50% of the issued share capital of the Company for the time being, of which the aggregate number of Shares to be issued other than on a pro-rata basis to the Shareholders does not exceed 20% of the issued share capital of the Company for the time being.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

26 June 2003

Submitted by Enid Ling Peek Fong, Company Secretary on 26/06/2003 to the SGX